SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2009
FINANCIAL AND OPERATING REPORT

Mexico City, July 21, 2009 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2009

  In the second quarter of 2009 América Móvil added 3.7 million subscribers bringing the total for the semester to 7.6 million. Our subscriber base reached 190.3 million. We also had 3.8 million landlines in Central America and the Caribbean at the end of the quarter, for a total of 194.1 million lines in the Americas.

  Our Brazilian operations gained 899 thousand subscribers in the quarter, followed by Tracfone with 730 thousand, Mexico with 548 thousand and Argentina with 367 thousand. Tracfone and Ecuador, together with Chile, Paraguay, El Salvador and the Caribbean, all recorded higher subscriber gains as compared to last year. Wireless penetration is estimated to have reached 89% in our region of operations (excluding the U.S.) at the end of June.

  Second quarter revenues were up 11.2% year-on-year to 94.0 billion pesos. Service revenues rose 15.9% annually supported by strong data revenue growth. Revenues for the first semester added up to 187.9 billion pesos they were up 13.2% year-on-year.

  EBITDA totaled 39.3 billion pesos, having risen 13.4% on an annual basis. Our EBITDA margin was up nearly one point from a year before, to 41.8%.

  Operating profits reached 28.0 billion pesos in the second quarter taking to 54.9 billion the figure for the first half of 2009. They were up 13.8% over the previous year. Depreciation and amortization charges were flat relative to revenues, at 12%.

  We generated a net financial income of 2.4 billion pesos in the quarter that helped us obtained a net profit of 22.5 billion pesos, 27.5% more than a year before. It represented 69 peso cents per share and 1.03 dollars per ADR. Trough June our net profits totaled 38.9 billion pesos, they exceeded the previous year’s by 23.6%.

  Our net debt came down by 25.9 billion pesos in June relative to December, to 95.5 billion pesos. Our cash flow also helped us fund capital expenditures of 18.6 billion pesos and share buybacks of 10.4 billion pesos.

América Móvil Fundamentals

Mexican Pesos

	2Q09	2Q08	Var. %	Jan - Jun '09	Jan - Jun '08	Var. %

EPS (Mex$)*	0.69	0.51	34.2%	1.18	0.91	30.1%
Earning per ADR (US$)**	1.03	0.99	4.1%	1.70	1.72	-0.9%
Net Income (millions of Mex$ )	22,507	17,659	27.5%	38,858	31,436	23.6%
EBITDA (millions of Mex$)	39,338	34,686	13.4%	77,660	68,629	13.2%
EBIT (millions of Mex$)	28,002	24,606	13.8%	54,901	48,372	13.5%
Shares Outstanding (billion)	32.85	34.59	-5.0%	32.97	34.69	-5.0%
ADRs Outstanding (millions)	616	716	-14.0%	616	716	-14.0%

* Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

América Móvil remains financially strong. We have kept our leverage down at 0.65 times net debt to EBITDA and the average life of our debt is 9.5 years. We have maintained adequate liquidity and a prudent foreign exchange exposure.

The industry has been experiencing a deceleration of subscriber growth; consequently our subscriber acquisition costs have fallen in most countries.

We seek to offer more and better services to our clients. For this purpose we have continued to make heavy investments that will keep us at the forefront of technological change and will allow us to offer our subscribers world-class services and innovative data communication solutions with state-of-the-art technologies.

Our market share in most of our operations—such as Mexico and Colombia—is higher in prepaid than in postpaid since we have greater coverage and cater to all clients, including those in rural areas. As of March 31st, our share of the postpaid market in Mexico was only 47% and we are working to improve it.

We have continued lowering prices and today our average price per minute of voice in Latin America is the lowest in the OECD block with the exception of that of the United States (Merrill Lynch Wireless Matrix 2Q09), which is primarily a postpaid market.

On April 20th at our annual Shareholders’ Meeting a dividend payment of 30 Mexican cents per share was approved. Such payment is to be made in one installment on July 24th. This represents a 15.4% increase in the dividend per share relative to the one made in 2008. Our shareholders also authorized to increase in $20,000,000,000 (twenty billion Mexican pesos) the outstanding amount of our repurchase program.

América Móvil's Subsidiaries & Affiliates as of June 2009

				Equity
Country		Company	Business	Participation	Consolidation Method

Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
-	Brazil	Claro	wireless	100.0%	Global Consolidation Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	100.0%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Uruguay	Claro	wireless	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
-	Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil added 3.7 million subscribers in the second quarter of 2009 bringing the total for the first semester to 7.6 million. We finished the period with 190.3 million wireless clients, 15.1% more than a year before, and 3.8 million land-lines, for a total of 194.1 million lines.

Tracfone, our subsidiary in the U.S., exhibited very good growth in spite of the harsh economic conditions experienced in the country, as the company’s net subscriber additions tripled relative to those of a year before. Our operations in Ecuador, Chile, Paraguay, El Salvador and the Caribbean also recorded higher subscriber gains compared to the previous year.

Brazil came in first among our operations in terms of net adds with 899 thousand in the quarter, followed by Tracfone, which at 730 thousand set a record for a second quarter. Mexico added 548 thousand and Argentina 367 thousand subscribers in the period. Ecuador and Peru gained 229 thousand and 217 thousand, respectively. Colombia, on the other hand, added 149 thousand subscribers.

At the end of June, our subscriber base comprised 58.1 million subscribers in Mexico, 40.5 million in Brazil, 27.1 million in Colombia and 16.2 million in Argentina. Brazil grew the fastest amongst these operations at 22.3% year-on-year. Colombia and Argentina expanded at a similar pace (approximately 12%) whereas Mexico was just behind them with a 10% annual increase. The Dominican Republic exhibited the fastest rate of growth: 47.9% year-on-year.

Our South American operations have shown great dynamism; today 55% of our subscribers are located in that region.

Subscribers as of June 2009

Thousands

	Total(1)

Country	Jun'09	Mar'09	Var.%	Jun'08	Var.%

Mexico	58,081	57,533	1.0%	52,852	9.9%
Brazil	40,486	39,587	2.3%	33,113	22.3%
Chile	3,185	3,080	3.4%	2,736	16.4%
Argentina, Paraguay and Uruguay	17,446	17,066	2.2%	15,704	11.1%
Colombia and Panama	27,133	26,953	0.7%	24,195	12.1%
Ecuador	8,842	8,613	2.7%	7,391	19.6%
Peru	7,704	7,487	2.9%	6,392	20.5%
Central America	9,312	9,213	1.1%	8,875	4.9%
Caribbean	5,633	5,296	6.4%	3,926	43.5%
USA	12,489	11,759	6.2%	10,108	23.6%

Total Wireless	190,311	186,586	2.0%	165,292	15.1%

Central America	2,250	2,251	0.0%	2,179	3.2%
Caribbean	1,568	1,590	-1.4%	1,710	-8.3%

Total Fixed	3,817	3,841	-0.6%	3,889	-1.9%

Total Lines	194,128	190,427	1.9%	169,182	14.7%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

América Móvil Consolidated Results

Our second quarter revenues were up 11.2% year-on-year to 94.0 billion pesos. They were driven by service revenues that increased 15.9% annually on the back of strong data- revenue growth in most of our operations. Equipment revenues were down 17.3% from a year before as a result of slower subscriber growth and lower handset prices.

EBITDA totaled 39.3 billion pesos, having risen 13.4% on an annual basis. Our EBITDA margin was up nearly one point from a year before, to 41.8%, helped by our robust top line, our control of costs and the deceleration of subscriber growth and its corresponding impact on subscriber acquisition costs.

With 13.8% growth, operating profits increased slightly more rapidly than EBITDA to reach 28.0 billion pesos. Depreciation and amortization charges were flat relative to revenues, at 12%.

We generated a net financial income of 2.4 billion pesos in the quarter as foreign exchange gains of 4.8 billion pesos stemming mostly from the appreciation of the Mexican peso in the quarter vs. the U.S. dollar more than doubled our overall financial expenses.

America Movil's Income Statement

Millions of MxP

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Service Revenues	84,051	72,528	15.9%	168,298	143,629	17.2%
Equipment Revenues	9,965	12,049	-17.3%	19,553	22,277	-12.2%

Total Revenues	94,016	84,577	11.2%	187,851	165,906	13.2%

Cost of Service	19,823	16,860	17.6%	40,460	33,593	20.4%
Cost of Equipment	17,167	18,241	-5.9%	34,641	34,825	-0.5%
Selling, General & Administrative Expenses	17,688	14,790	19.6%	35,090	28,859	21.6%

Total Costs and Expenses	54,678	49,891	9.6%	110,191	97,277	13.3%

EBITDA	39,338	34,686	13.4%	77,660	68,629	13.2%
% of Total Revenues	41.8%	41.0%		41.3%	41.4%

Depreciation & Amortization	11,336	10,081	12.5%	22,759	20,257	12.4%

EBIT	28,002	24,606	13.8%	54,901	48,372	13.5%
% of Total Revenues	29.8%	29.1%		29.2%	29.2%

Net Interest Expense	1,476	1,481	-0.3%	3,135	3,350	-6.4%
Other Financial Expenses	939	2,043	-54.0%	246	3,778	-93.5%
Foreign Exchange Loss	-4,790	-3,758	-27.5%	-2,707	-4,115	34.2%

Comprehensive Financing Cost (Income)	-2,375	-235	n.m.	675	3,012	-77.6%

Other Income and Expenses	973	1,038	-6.2%	1,793	1,440	24.6%
Income & Deferred Taxes	6,928	6,122	13.2%	13,648	12,442	9.7%

Net Income before Minority Interest and Equity	22,476	17,681	27.1%	38,785	31,478	23.2%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	58	12	367.1%	118	29	311.1%
Minority Interest	-27	-34	21.8%	-46	-71	35.6%

Net Income	22,507	17,659	27.5%	38,858	31,436	23.6%

n.m. Not meaningful

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated
Millions of Mexican Pesos

	Jun '09	Dec '08	Var.%	Jun '08	Var%		Jun '09	Dec '08	Var.%	Jun '08	Var%

Current Assets						Current Liabilities
Cash & Securities	19,659	22,092	-11.0%	8,327	136.1%	Short Term Debt**	12,687	26,731	-52.5%	23,318	-45.6%
Accounts Receivable	47,195	55,896	-15.6%	42,197	11.8%	Accounts Payable	92,142	90,867	1.4%	81,388	13.2%
Other Current Assets	7,542	3,693	104.2%	6,289	19.9%	Other Current Liabilities	25,768	30,197	-14.7%	24,191	6.5%

Inventories	21,557	31,805	-32.2%	25,249	-14.6%		130,597	147,796	-11.6%	128,897	1.3%

	95,954	113,486	-15.4%	82,063	-100%

Long-Term Assets
Plant & Equipment	216,600	209,897	3.2%	165,735	30.7%
Investments in Affiliates	897	790	13.7%	613	46.4%	Long-Term Liabilities
						Long Term Debt	102,456	116,755	-12.2%	69,939	46.5%
Deferred Assets						Other Liabilities	30,470	25,980	17.3%	21,521	41.6%

Goodwill (Net)	44,664	44,696	-0.1%	43,615	2.4%		132,926	142,735	-6.9%	91,460	45.3%
Brands, Patents & Licenses	48,047	48,110	-0.1%	49,389	-2.7%
Deferred Assets	17,526	18,477	-5.1%	15,484	13.2%	Shareholder's Equity	160,166	144,925	10.5%	136,542	17.3%

Total Assets	423,688	435,455	-2.7%	356,899	18.7%	Total Liabilities and Equity	423,688	435,455	-2.7%	356,899	18.7%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Altogether, we obtained a net profit of 22.5 billion pesos in the quarter, which exceeded by 27.5% that of a year before. It represented 69 peso cents per share and 1.03 dollars per ADR.

Through June our revenues totaled 187.9 billion pesos and our EBITDA 77.7 billion pesos. Both were 13.2% higher than those registered in the first half of 2008. The EBITDA margin for the period, 41.3%, was virtually identical to the one seen a year earlier. Net profits were up 23.6% in the period, to 38.9 billion pesos.

Our net debt stood at 95.5 billion pesos at the end of June, 25.9 billion below its December level. It is equivalent to 0.65 times EBITDA (last twelve months). In the first half our cash flow also allowed us to cover capital expenditures in the amount of 18.6 billion pesos and fund share buy-backs totaling 10.4 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Jun-09	Dec-08

Peso Denominated Debt	2,467	2,793
Bonds and other securities	2,126	2,460
Banks and others	341	332
U.S. Dollar - denominated debt	4,345	6,339
Bonds and other securities	3,236	3,731
Banks and others	1,109	2,607
Debt denominated in other currencies	1,910	1,467
Bonds and other securities	616	441
Banks and others	1,294	1,026

Total Debt	8,721	10,599
Short term debt and current portion of long-term debt	961	1,974
Long-term debt	7,760	8,624

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

We added 548 thousand subscribers in Mexico during the second quarter and at the end of June had 58.1 million subscribers in the country, almost 10% more than in the year-earlier quarter. Nearly half of our net additions were post-paid subscribers. We have been working in improving our postpaid market share, which as of the end of March was only 47%.

Led by data revenues—which jumped 45% year-on-year buoyed by 3G data services—our second quarter revenues totaled 34.9 billion pesos, with service revenues expanding 7.4% to reach nearly 30 billion pesos. Our average price per minute of voice kept on falling, coming down 16.4% to 5 U.S. dollar cents equivalent, the lowest among the OECD countries along with that of the US (Merrill Lynch Wireless Matrix 2Q09). The strong surge in data revenues and the 8.2% annual increase in MOUs explained the firmness of our Mexican ARPUs, which stood at 172 pesos in the quarter.

Our second quarter EBITDA rose 9.3% year-on-year to 19.8 billion pesos, with the margin climbing to 56.9% of revenues from 53.6% a year before propped by the deceleration of subscriber growth and its impact on subscriber acquisition costs, strict cost control policies and the expansion of data revenues.

Through June Telcel’s revenues totaled 68.4 billion pesos and its EBITDA 38.5 billion. They were up 3.6% and 10.1% respectively from the same period of 2008. The margin for the first half of the year came in at 56.2%, up from 52.9% a year earlier.

INCOME STATEMENT

Mexico
Millions of MxP

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	34,857	33,876	2.9%	68,426	66,058	3.6%

EBITDA	19,832	18,152	9.3%	38,463	34,923	10.1%
% total revenues	56.9%	53.6%		56.2%	52.9%

EBIT	17,557	16,061	9.3%	33,927	30,772	10.3%
%	50.4%	47.4%		49.6%	46.6%

Mexico Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	58,081	52,852	9.9%
Postpaid	4,601	3,826	20.3%
Prepaid	53,479	49,026	9.1%
MOU	196	181	8.2%
ARPU (MxP)	172	178	-3.1%
Churn (%)	2.9%	3.3%	(0.4)

Argentina, Paraguay and Uruguay

Our operations in Argentina, Paraguay and Uruguay added 380 thousand subscribers in the quarter, bringing to 857 thousand the total for the first semester. For the eighth consecutive quarter, postpaid subscriber growth exceeded that of prepaid. Our consolidated subscriber base increased by 11.1% year-on year to finish June at 17.4 million.

We generated two billion Argentine pesos in revenues in the second quarter, 14.7% more than the previous year. While equipment revenues were slightly lower, service revenues expanded by 17.9% in the period on the back of a 55.6% surge in data revenues. This region is considered to be the most advanced market in Latam in terms of data usage as more than one third of our service revenues are derived from value-added services. The growth of data services was crucial in helping the company secure a 6.0% annual increase in ARPU.

Wireless penetration in Argentina was estimated to be 118% at the end of June. With subscriber growth decelerating and subscriber acquisition costs becoming less taxing, our EBITDA jumped 24.2% year-on-year to 710 million Argentinean pesos in the quarter. It was equivalent to 35.4% of revenues, 2.7 percentage points higher than a year before.

In the first semester, revenues grew 16.0% annually to nearly reach four billion Argentinean pesos, with service revenues expanding 18.9% . Data revenues were the most dynamic component of service revenues having risen 49.4% in the period. EBITDA was up 22.5% in annual terms to 1.3 billion Argentinean pesos. Our EBITDA margin climbed 1.8 percentage points from a year before, to 33.9% .

INCOME STATEMENT

Argentina, Uruguay & Paraguay
Millions of ARP

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	2,006	1,750	14.7%	3,971	3,423	16.0%

EBITDA	710	572	24.2%	1,347	1,100	22.5%
% total revenues	35.4%	32.7%		33.9%	32.1%

EBIT	573	448	28.0%	1,079	856	26.1%
%	28.6%	25.6%		27.2%	25.0%

Argentina, Uruguay & Paraguay Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	17,446	15,704	11.1%
Postpaid	2,296	1,928	19.1%
Prepaid	15,150	13,777	10.0%
MOU	137	127	7.4%
ARPU (ARP)	34	32	6.0%
Churn (%)	2.5%	2.4%	0.10

Brazil

Our Brazilian operations obtained 899 thousand new subscribers in the second quarter to finish June with 40.5 million clients, 22.3% more than a year before. Our postpaid base continued to grow at a faster pace than the prepaid one. It now represents 20.8% of our total subscribers.

Second quarter revenues of 2.9 billion reais were up 3.5% year-on-year, with service revenues increasing by 11.2% but equipment revenues falling 44.5% . Service revenues were driven by data services, which expanded by 66.3% year-on-year. ARPUs averaged 23 reais in the period; they were flat quarter-over-quarter.

EBITDA totaled 730 million reais, 12.3% more than in the same quarter of 2008. The EBITDA margin, 24.8% of revenues, was 2 percentage points higher than in the year-earlier quarter.

Year-to-date, revenues totaled 5.7 billion reais and EBITDA 1.4 billion reais.

INCOME STATEMENT

Brazil
Millions of BrL

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	2,948	2,849	3.5%	5,746	5,494	4.6%

EBITDA	730	650	12.3%	1,446	1,438	0.5%
% total revenues	24.8%	22.8%		25.2%	26.2%

EBIT	280	93	201.7%	561	345	62.6%
%	9.5%	3.3%		9.8%	6.3%

Brazil Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	40,486	33,113	22.3%
Postpaid	8,407	6,496	29.4%
Prepaid	32,079	26,616	20.5%
MOU	73	88	-17.0%
ARPU (BrL)	23	26	-11.0%
Churn (%)	2.8%	2.6%	0.2

Chile

We finished June with 3.2 million clients in Chile, 16.4% more than the previous year, after adding 106 thousand subscribers in the second quarter.

Our revenues totaled 63.4 billion Chilean pesos in the period, 1.9% more than a year before, with service revenues falling slightly even as data revenues swelled 64.9% . The average revenue per minute of voice was down 36.1% over the year and 17.9% sequentially. For the most part, this reduction resulted from a 44% decline in mobile termination rates that took place towards the end of January. Interconnection revenues plummeted pressuring service revenues.

At 1.3 billion Chilean pesos the quarter’s EBITDA was down from the year-earlier quarter mainly as a result of higher subscriber additions—three times as many as last year—and the impact of the reduction of mobile termination rates.

In the six months to June we had 130.3 billion Chilean pesos in revenues and 2.8 billion in EBITDA.

INCOME STATEMENT

Chile
Millions of ChP

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	63,427	62,217	1.9%	130,343	124,020	5.1%

EBITDA	1,297	2,365	-45.2%	2,758	3,809	-27.6%
% total revenues	2.0%	3.8%		2.1%	3.1%

EBIT	-9,049	-6,965	-29.9%	-17,620	-14,580	-20.9%
%	-14.3%	-11.2%		-13.5%	-11.8%

Chile Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	3,185	2,736	16.4%
Postpaid	427	366	16.6%
Prepaid	2,758	2,370	16.4%
MOU	151	119	27.4%
ARPU (ChP)	5,568	6,570	-15.2%
Churn (%)	3.6%	4.1%	(0.5)

Colombia and Panama

We ended June with 27.1 million subscribers after adding 180 thousand clients in the quarter. Our subscriber base is up 12.1% annually. Just over 86% of our subscriber base in Colombia is prepaid, our market share has always been higher in this segment than in postpaid since we have superior coverage to reach to more clients and aggressive commercial promotions made possible by our heavy capital deployments.

With equipment revenues falling over 40% year-on-year total revenues for the quarter remained flat at 1.4 trillion Colombian pesos even though service revenues rose 5.1% annually. Revenues from data were up 33.4% in the period, providing good support to ARPUs. In Colombia, our average price per minute of voice was down 18% year-on-year to 4 dollar cents equivalent, one of the lowest in the world.

Our EBITDA came in at 704 billion Colombian pesos. The consolidation of Panama has created some distortions as the costs associated with the launch of our operations in that country has pushed down somewhat our EBITDA figures, which remained almost unchanged from a year before, with the margin flat at 49.8% of revenues. Absent the incorporation of Panama, a greenfield operation, it would have been 2.3 percentage points higher that that of the same period of 2008.

In the six months to June, revenues amounted to 2.9 trillion Colombian pesos and were 6.8% higher relative to the previous year. They were propped by service revenues that expanded 10.2% . EBITDA totaled almost 1.5 trillion Colombian pesos, the margin stood at 49.2% .

INCOME STATEMENT

Colombia and Panama
Billions of COP

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	1,412	1,410	0.2%	2,931	2,745	6.8%

EBITDA	704	700	0.5%	1,441	1,345	7.1%
% total revenues	49.8%	49.7%		49.2%	49.0%

EBIT	535	509	5.2%	1,102	953	15.6%
%	37.9%	36.1%		37.6%	34.7%

Colombia and Panama Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	27,133	24,195	12.1%
Postpaid	3,792	3,439	10.3%
Prepaid	23,340	20,756	12.5%
MOU	170	157	8.7%
ARPU (COP)	16,242	17,414	-6.7%
Churn (%)	2.9%	2.5%	0.4

Ecuador

We gained 229 thousand subscribers in the quarter, 16.5% more than a year earlier, whereas the tally for the semester was 538 thousand. At the end of June we had 8.8 million subs, which represented a rate of growth of our base of 19.6% with respect to the previous year.

Second quarter revenues of 277 million dollars were 7.2% higher that those of the same period of 2008 but service revenue growth was nearly twice as high at 14.3% . Prices per minute of voice declined almost 10% year-on-year but with the expansion in traffic not fully compensating for such reduction ARPUs were down 4.5% . Revenues from data services are accelerating; year-on-year they posted an 18.4% increase.

Our EBITDA for the quarter was 133 million dollars, up 12.8% in annual terms. Our EBITDA margin showed an expansion of 2.4 percentage points from the year-earlier quarter to 47.9% of revenues.

In the six months to June we had 559 million dollars in revenues and 267 million in EBITDA. These figures were 12.4% and 19.4% higher than the comparable figures of 2008. The margin scaled 2.8 percentage points to 47.7% .

INCOME STATEMENT

Ecuador
Millions of Dollars

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	277	258	7.2%	559	497	12.4%

EBITDA	133	118	12.8%	267	223	19.4%
% total revenues	47.9%	45.5%		47.7%	44.9%

EBIT	104	97	7.8%	211	182	16.3%
%	37.7%	37.5%		37.8%	36.5%

Ecuador Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	8,842	7,391	19.6%
Postpaid	994	851	16.8%
Prepaid	7,849	6,540	20.0%
MOU	83	79	5.0%
ARPU (US$)	9	9	-4.5%
Churn (%)	1.1%	1.9%	(0.7)

Peru

We added 526 thousand subscribers in the first semester of 2009 of which 217 thousand were obtained in the second quarter. At the end of June, we had 7.7 million subscribers, exceeding by 20.5% those of the previous year. Postpaid growth (29.2%) outpaced that of prepaid.

We registered 552 million soles of revenues, 9.6% more than in the second quarter of 2008 while service revenues rose 13.1% . Data revenues expanded 64.0% year-on-year. We continue to observe steep reductions in the average revenue per minute of voice; as compared to last year prices fell 33.6% .

EBITDA was up 11.5% over the year to 176 million soles. The margin was slightly higher than a year before.

Revenues for the first six months increased to 1.1 billion soles, 12.7% more than in the same period of 2008, while EBITDA totaled 362 million soles. It was equivalent to 32.7% of revenues, having climbed 3.4 percentage points from the year-earlier semester.

INCOME STATEMENT

Peru
Millions of Soles

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	552	503	9.6%	1,107	982	12.7%

EBITDA	176	158	11.5%	362	288	25.7%
% total revenues	31.9%	31.3%		32.7%	29.3%

EBIT	127	109	16.6%	267	190	40.8%
%	23.1%	21.7%		24.1%	19.3%

Peru Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	7,704	6,392	20.5%
Postpaid	857	663	29.2%
Prepaid	6,847	5,729	19.5%
MOU	117	87	34.8%
ARPU (Sol)	20	22	-7.5%
Churn (%)	3.1%	3.4%	(0.3)

Central America

Our operations in Central America comprising Guatemala, El Salvador, Nicaragua and Honduras added a total of 99 thousand new subscribers in the quarter, taking the total for the year to 154 thousand. We finished the period with 9.3 million wireless subscribers, 4.9% more than in the same period of last year. In addition to these, we have a total of 2.3 million landlines in the region.

We generated revenues of 330 million dollars in the quarter and 142 million dollars of EBITDA, equivalent to 43.1% of revenues. In the first semester revenues added up to 664 million dollars and EBITDA came in at 288 million. Our margin for the semester stood at 43.3% .

INCOME STATEMENT

Central America Consolidated
Millions of Dollars

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	330	365	-9.4%	664	731	-9.1%

EBITDA	142	174	-18.1%	288	353	-18.5%
% total revenues	43.1%	47.7%		43.3%	48.3%

EBIT	68	101	-31.9%	142	211	-32.7%
%	20.7%	27.6%		21.4%	28.9%

Central America Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	9,312	8,875	4.9%
Postpaid	434	434	0.1%
Prepaid	8,878	8,442	5.2%
Fixed Lines (thousands)	2,250	2,179	3.2%

Total Lines (Wireless + Fixed, 000's)	11,562	11,055	4.6%
MOU	110	120	-8.4%
ARPU (US$)	6	7	-21.0%
Churn (%)	1.9%	1.8%	0.1

Caribbean

Altogether, our operations in the islands added 825 thousand wireless subscribers in the semester—337 thousand in the second quarter—almost twice as many as the net gains of the same period of 2008. Our combined subscriber base ended June with 5.6 million, which represents an annual increase of 43.5% and of 6.4% over the quarter.

Revenues were somewhat higher than those obtained a year before at 535 million for the quarter, as wireless revenues rose 12.7% but fixed-line revenues continued to drift lower. The average price per minute of voice has fallen by nearly 15% over the year while traffic per subscriber has risen 11.1% . ARPU figures show a more pronounced decline, result of the dilution effect of subscriber growth in the prepaid segment.

EBITDA for the quarter was 189 million dollars or 35.3% of revenues. In absolute terms it was down 5.7% year-on-year with the EBITDA margin declining 2.5 percentage points on the costs of subscriber growth.

In the first half of the year we had revenues of 1.1 billion dollars and EBITDA of 354 million.

INCOME STATEMENT

Caribbean Consolidated
Millions of Dollars

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	535	531	0.9%	1,062	1,075	-1.2%

EBITDA	189	200	-5.7%	354	425	-16.7%
% total revenues	35.3%	37.8%		33.4%	39.6%

EBIT	99	128	-22.5%	173	265	-34.9%
%	18.5%	24.1%		16.3%	24.7%

Caribbean Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	5,633	3,926	43.5%
Postpaid	1,031	881	17.0%
Prepaid	4,603	3,045	51.2%
Fixed Lines (thousands)	1,568	1,710	-8.3%

Total Lines (Wireless + Fixed, 000's)	7,201	5,636	27.8%
MOU	242	273	-11.1%
ARPU (US$)	13	16	-21.3%
Churn (%)	4.5%	3.2%	1.3

United States

Tracfone’s net additions—730 thousand—more than tripled those obtained in the second quarter of 2008, bringing the total net subscriber gains through June to 1.3 million. At the end of that month our subscriber base topped 12.5 million and was 23.6% bigger than a year before.

The quarter’s revenues came in at 400 million dollars surpassing by 7.6% those obtained in the same period of last year, with service revenues growing somewhat faster: 8.8% . We introduced a new brand—Straight Talk—that combines the benefits of having large buckets of minutes with the convenience of not getting tied to a contract. Partly because of this, our average revenue per minute of voice declined 36.2% year-on-year and 27.5% sequentially. We saw improvements in MOUs of similar dimensions. Though ARPUs were down annually, so were the costs of airtime.

EBITDA for the period was 79 million dollars 9.4% lower that in 2008 on account of the much greater number of net subscriber additions. The quarter’s EBITDA margin was 3.7 percentage points lower at 19.8% .

In the six months to June, revenues amounted to 780 million dollars and EBITDA to 154 million dollars. Whereas the former were up 7.2% year-on-year the latter was down 5.9% on the faster pace of subscriber growth.

INCOME STATEMENT

United States
Millions of Dollars

	2Q09	2Q08	Var.%	Jan - Jun 09	Jan - Jun 08	Var.%

Revenues	400	371	7.6%	780	728	7.2%

EBITDA	79	87	-9.4%	154	163	-5.9%
% total revenues	19.8%	23.5%		19.7%	22.4%

EBIT	72	81	-10.8%	140	150	-7.1%
%	18.1%	21.8%		17.9%	20.7%

United States Operating Data

	2Q09	2Q08	Var.%

Wireless Subscribers (thousands)	12,489	10,108	23.6%
MOU	103	74	37.7%
ARPU (US$)	10	11	-10.2%
Churn (%)	3.9%	3.7%	0.2

Tipos de Cambio

	2T09	2T08	Var.%	Ene - Jun 09	Ene - Jun 08	Var.%

México
EoP	13.20	10.28	28.4%	13.20	10.28	28.4%
Promedio	13.35	10.36	28.9%	13.86	10.56	31.3%

Brasil
EoP	1.95	1.59	22.6%	1.95	1.59	22.6%
Promedio	2.07	1.64	26.7%	2.19	1.68	30.2%

Argentina
EoP	3.80	3.03	25.5%	3.80	3.03	25.5%
Promedio	3.73	3.10	20.4%	3.64	3.13	16.2%

Chile
EoP	532	526	1.1%	532	526	1.1%
Promedio	566	489	15.8%	586	471	24.6%

Colombia
EoP	2,159	1,923	12.3%	2,159	1,923	12.3%
Promedio	2,230	1,820	22.6%	2,321	1,844	25.9%

Guatemala
EoP	8.15	7.55	8.0%	8.15	7.55	8.0%
Promedio	8.11	7.49	8.3%	8.03	7.60	5.7%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Promedio	19.03	19.06	-0.2%	19.03	19.04	-0.1%

Nicaragua
EoP	20.33	19.37	5.0%	20.33	19.37	5.0%
Promedio	20.21	19.29	4.8%	20.09	19.17	4.8%

Perú
EoP	3.01	2.97	1.5%	3.01	2.97	1.5%
Promedio	3.02	2.89	4.7%	3.11	2.87	8.2%

Paraguay
EoP	5,020	3,930	27.7%	5,020	3,930	27.7%
Promedio	5,026	4,033	24.6%	5,044	4,295	17.4%

Uruguay
EoP	23.43	19.43	20.6%	23.43	19.43	20.6%
Promedio	23.70	19.71	20.3%	23.61	20.23	16.8%

Dominicana
EoP	36.05	34.39	4.8%	36.05	34.39	4.8%
Promedio	36.03	34.27	5.1%	35.85	34.17	4.9%

Jamaica
EoP	89.07	71.37	24.8%	89.07	71.37	24.8%
Promedio	89.03	71.24	25.0%	87.74	71.26	23.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer